Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended September 30, 2013

Monaco, November 14, 2013, GasLog Ltd. and its subsidiaries (“GasLog” or “Group”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2013.

Highlights

•	Quarterly dividend raised to $0.12 per common share payable on December 9, 2013.

•	Acquisition of GasLog Chelsea, a 2010-built 153,600 cubic meters, TFDE LNG Carrier followed by immediate conclusion of $100 million financing and spot charter.

•	EBITDA(1) of 27.9 million, earnings per share (“EPS”) of $0.15 and Profit of $9.2 million for the third quarter.

•	Adjusted EBITDA(1) of $30.2 million, Adjusted EPS(1) of $0.18 and Adjusted Profit(1) of $11.4 million for the third quarter.

CEO Statement

Mr. Paul Wogan, Chief Executive Officer, stated “I am very pleased to report on what has been another strong quarter for GasLog. I am also pleased to report that as a result of our growing business and strengthening cash flows, we are able to reward our shareholders by raising the quarterly dividend to $0.12. We continued to execute on our business plan with the delivery of the GasLog Skagen ahead of schedule and on budget as well as the continued 100% utilization of our on-the water fleet. As previously reported we contracted 2 new buildings, during the quarter, at Samsung Heavy Industries Co. Ltd. (“Samsung”) for delivery in 2016 with associated seven year charters to the BG Group and secured options for the construction of up to six additional new buildings. Our strong relationship with Samsung enabled us to extend the 6 options into the first quarter of 2014. In addition, the strength of our underlying business allied with our close banking relationships allowed us to move quickly to secure the purchase of the GasLog Chelsea at what we believe was a very competitive price. Our highly efficient and effective operating platform enabled us to take possession of the ship and quickly place it on its first short term charter. We continue to be excited about further potential consolidation and fleet growth opportunities and feel we are well placed to take advantage of these opportunities due to our operational platform allied with the ongoing development of our capital structure.”

Dividend Declaration

On November 13, 2013, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on December 9, 2013 to shareholders of record as of November 25, 2013.

Acquisition of GasLog Chelsea

In September 2013, GasLog entered into a memorandum of agreement to acquire the STX Frontier, a 2010-built 153,600 cubic meters LNG Carrier from STX Pan Ocean LNG Pte. Ltd., a Singapore based Company. As of September 30, 2013, the Group had paid to the seller $16 million as advance for the vessel’s delivery. The purchase was concluded and the vessel was delivered on October 4, 2013 and renamed GasLog Chelsea. Its first charter, a single voyage charter at a rate in line with reported spot market rates, commenced on October 11, 2013.

New Financing

On September 25, 2013, GasLog through its subsidiary GAS-fifteen Ltd. signed a loan agreement with Citibank N.A., London Branch and Citibank International Plc. for a term loan facility of $100 million to partially finance the acquisition of the GasLog Chelsea.

Financial Summary

Profit was $9.2 million for the quarter ended September 30, 2013 ($2.9 million for the quarter ended September 30, 2012). This increase is mainly attributable to the delivery of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen on January 28, 2013, March 25, 2013, May 30, 2013 and July 25, 2013, respectively, and the immediate commencement of their charter party agreements with the BG Group as well as the other factors mentioned below.

EPS was $0.15 for the quarter ended September 30, 2013 ($0.05 for the quarter ended September 30, 2012). The increase in EPS is attributable to the increase in profit.

EBITDA(1) was $27.9 million for the quarter ended September 30, 2013 ($8.6 million for the quarter ended September 30, 2012).

Adjusted Profit(1) was $11.4 million for the quarter ended September 30, 2013 ($4.0 million for the quarter ended September 30, 2012), after excluding the effects of the unrealized loss on swaps and foreign exchange gains.

Adjusted EPS(1) was $0.18 for the quarter ended September 30, 2013 ($0.06 for the quarter ended September 30, 2012).

Adjusted EBITDA(1) was $30.2 million for the quarter ended September 30, 2013 ($9.7 million for the quarter ended September 30, 2012).

Revenues were $43.2 million for the quarter ended September 30, 2013 ($16.9 million for the quarter ended September 30, 2012). The increase is mainly attributable to the delivery of the four newbuildings as outlined above.

Vessel operating and supervision costs were $8.3 million for the quarter ended September 30, 2013 ($3.6 million for the quarter ended September 30, 2012). The increase is mainly attributable to the vessel operating costs of the four newbuildings delivered by the shipyard during 2013.

Depreciation of fixed assets was $8.4 million for the quarter ended September 30, 2013 ($3.3 million for the quarter ended September 30, 2012). The increase is mainly attributable to the depreciation of the four newbuildings brought into operation during 2013.

General and administrative expenses were $4.5 million for the quarter ended September 30, 2013 ($2.9 million for the quarter ended September 30, 2012). The increase is mainly attributable to an increase in employee related expenses in line with GasLog’s planned growth.

Financial costs and gain/(loss) on swaps, net were $13.3 million for the quarter ended September 30, 2013 ($4.6 million for the quarter ended September 30, 2012). The increase is attributable to an increase of $7.6 million in other financial costs due to the increase in outstanding indebtedness and an increase of $1.1 million in unrealized loss on swaps.

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), please refer to Exhibit II at the end of this press release.

For a detailed discussion of GasLog’s financial results for the quarter ended September 30, 2013, please refer to the Financial Report for the Three Months and Nine Months Ended September 30, 2013, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q3 6-K”). http://www.gaslogltd.com/investor-relations/sec-filings

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $56.28 million for the fiscal year 2012 to $280.13 million for the fiscal year 2017, based on contracts in effect as of September 30, 2013 for the twelve ships in GasLog’s owned fleet for which time charters have been secured. These include contracts for six newbuildings that are scheduled to be delivered on various dates in 2013, 2014 and 2016, but does not include extensions options. For further details please refer to the Q3 6-K.

Liquidity and Financing

As of September 30, 2013, GasLog had cash and cash equivalents of $236.41 million of which $180.11 million was held in time deposits. Moreover, as of September 30, 2013, GasLog had $39 million held in time deposits with an initial duration of more than three months but less than a year which have been classified as short-term investments.

As of September 30, 2013, GasLog had an aggregate of $924.65 million of indebtedness outstanding under five credit agreements, of which $96.75 million is repayable within one year. As of September 30, 2013, GasLog had $83.43 million outstanding under the bond agreement that is payable in June 2018.

As of September 30, 2013 there is an undrawn amount of $10.51 million from the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions. In addition, there are two loan facilities with an aggregate undrawn amount of $579 million available that will be used to finance a portion of the contract prices of four of our newbuildings up on their deliveries.

As of September 30, 2013, GasLog’s commitments for capital expenditures are related to the eight LNG carriers on order and the GasLog Chelsea, which have a gross aggregate contract price of approximately $1.75 billion. As of September 30, 2013, the total remaining balance of the contract prices of the eight newbuildings was $1.44 billion that will be funded with available cash, cash from operations, existing debt and other financings. As of September 30, 2013, the outstanding $144 million commitment for GasLog Chelsea was funded by the $100 million loan drawn in September 2013 and available cash.

GasLog’s expected floating interest rate exposure has been hedged at a weighted average interest rate of approximately 4.5% (including margin) as of September 30, 2013.

Business Update

As of September 30, 2013 GasLog has eight newbuildings on order at Samsung. Our vessels presently under construction are on schedule and within budget with one vessel scheduled to be delivered in the fourth quarter of 2013.

The six on-the-water ships in GasLog’s fleet as of September 30, 2013, currently on charters to a subsidiary of BG Group plc, performed without any off-hire during the quarter ended September 30, 2013, thereby achieving full utilization for the period.

In August 2013, GasLog announced the order of two 174,000 cubic meters LNG carriers from Samsung. The ships are scheduled to be delivered in the second half of 2016, and will each commence a 7 year firm charter to a subsidiary of BG Group plc. with charterer’s option to extend the duration of the charter at specified rates.

GasLog has secured an extension of the previously reported options for the construction of up to six (4 priced and 2 unpriced) additional LNG carriers (174,000 cubic meters each) from Samsung until the first quarter of 2014.

LNG Market Update and Outlook

GasLog believes the current supply and demand dynamics of the LNG industry are positive for LNG shipping. There continues to be progress on new LNG production projects, and the new volumes and potentially greater voyage distances should create increased requirements for LNG carriers.

In the third quarter of 2013 short-term rates for LNG carriers increased during the first few weeks before declining to finish the quarter slightly below the levels seen at the start of the quarter. Lower Far Eastern gas prices limited inter-basin trading opportunities which can generate significant demand for prompt tonnage. Early in the fourth quarter, we saw gas prices rising in the Far East ahead of the Northern Hemisphere winter, which could lead to a strengthening of short term shipping rates. LNG shipping rates remain high as compared to average historical levels, and we expect this to be reflected in the longer-term charter market.

We will continue to focus on delivering on our business plan, through the on-time delivery of the newbuilding fleet, while seeking to maintain full utilization of the existing ships. We expect our strategy of leveraging our established platform and customer relationships to facilitate our qualification for charter possibilities for the two uncommitted newbuildings as well as the six vessel options we hold at Samsung. GasLog’s experience and contract coverage also provides us with the ability to be more opportunistic from a vessel acquisition and charter perspective, as the recent acquisition of the GasLog Chelsea (formerly STX Frontier) has shown.

Conference Call

GasLog will host a conference call at 8:30 a.m. Eastern Time (1:30 p.m. London Time) on Thursday, November 14, 2013 to discuss the third quarter 2013 results. The dial-in number is +1-212-444-0896 (New York, NY) and +44 (0) 203 427 1908 (London, UK), passcode is 5079739. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 12:30 p.m. Eastern Time (5:30 p.m. London Time) on November 14, 2013 until 6:59 p.m. Eastern Time on Wednesday November 20, 2013 (11:59 p.m. London Time). The replay dial-in number is +1-347-366-9565 (New York) and +44 (0) 203 427 0598 (London). The replay passcode is 5079739.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 15 wholly-owned LNG carriers, including two ships delivered in 2010, five ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for external customers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)

Phone: +377 9797 5115

Jamie Buckland (GasLog, Monaco)

Phone: +377 9797 5118

Ray Posadas (Solebury Communications, NYC)

Phone: +1 203-428-3231

Email: ir@gaslogltd.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position
As of December 31, 2012 and September 30, 2013
(All amounts expressed in U.S. Dollars)

	December 31, 2012	September 30, 2013
Assets	(restated) (1)
Non-current assets
Goodwill	9,511,140	9,511,140
Investment in associate	6,856,144	6,700,090
Deferred financing costs	24,278,983	15,731,242
Other non-current assets	4,071,071	2,174,908
Derivative financial instruments	—	4,188,808
Tangible fixed assets	426,879,545	1,176,662,381
Vessels under construction and advances for vessels	217,321,572	166,902,483
Total non-current assets	688,918,455	1,381,871,052
Current assets
Trade and other receivables	2,431,852	2,671,608
Dividends receivable and due from related parties	859,121	326,889
Inventories	480,554	1,522,427
Prepayments and other current assets	425,385	1,242,141
Short-term investments	104,674,150	39,000,000
Cash and cash equivalents	110,978,315	236,409,634
Total current assets	219,849,377	281,172,699
Total assets	908,767,832	1,663,043,751
Equity and liabilities
Equity
Share capital	628,632	628,632
Contributed surplus	621,879,379	614,964,431
Reserves	(11,049,090)	(5,790,150)
(Accumulated deficit)/Retained earnings	(8,187,530)	13,467,014
Equity attributable to owners of the Group	603,271,391	623,269,927
Current liabilities
Trade accounts payable	1,794,300	4,411,447
Ship management creditors	850,680	1,016,290
Amounts due to related parties	121,663	55,310
Derivative financial instruments	7,144,738	12,532,131
Other payables and accruals	15,094,483	28,513,677
Borrowings—current portion	25,753,343	92,962,146
Total current liabilities	50,759,207	139,491,001
Non-current liabilities
Derivative financial instruments	24,183,718	4,506,454
Borrowings—non-current portion	228,514,890	895,108,306
Other non-current liabilities	2,038,626	668,063
Total non-current liabilities	254,737,234	900,282,823
Total equity and liabilities	908,767,832	1,663,043,751

(1)	Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013.

Unaudited condensed consolidated statements of profit or loss
For the three and nine months ended September 30, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013
Revenues	16,935,004	43,176,697	50,244,406	97,901,901
Vessel operating and supervision costs	(3,629,299)	(8,285,076)	(10,342,516)	(20,736,561)
Depreciation of fixed assets	(3,288,480)	(8,393,019)	(9,773,311)	(19,017,387)
General and administrative expenses	(2,938,036)	(4,502,603)	(14,431,881)	(15,929,831)
Profit from operations	7,079,189	21,995,999	15,696,698	42,218,122

Financial costs including gain/(loss) on swaps	(4,639,598)	(13,287,641)	(15,840,044)	(8,178,268)
Financial income	481,265	102,348	925,124	350,640
Share of profit of associate	3,138	350,816	761,153	1,093,946
Total other expense	(4,155,195)	(12,834,477)	(14,153,767)	(6,733,682)
Profit for the period	2,923,994	9,161,522	1,542,931	35,484,440

Earnings per share – basic and diluted	0.05	0.15	0.03	0.56

Unaudited condensed consolidated statements of cash flows
For the nine months ended September 30, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	For the nine months ended
	September 30, 2012	September 30, 2013
Cash flows from operating activities:
Profit for the period	1,542,931	35,484,440
Adjustments for:
Depreciation of fixed assets	9,773,311	19,017,387
Share of profit of associate	(761,153)	(1,093,946)
Financial income	(925,124)	(350,640)
Financial costs including gain/(loss) on swaps	15,840,044	8,178,268
Unrealized foreign exchange losses/(gains) on cash and cash equivalents and short-term investments	176,657	(675,257)
Non-cash employee benefits	3,481,090	308,514
	29,127,756	60,868,766
Movements in working capital	(8,260,438)	11,868,260
Cash provided by operations	20,867,318	72,737,026
Interest paid	(8,466,013)	(16,764,524)
Net cash from operating activities	12,401,305	55,972,502
Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and advances for vessels	(89,933,799)	(718,251,336)
Dividends received from associate	950,000	1,640,027
Return of contributed capital from associate	—	359,973
Purchase of short-term investments	(211,347,592)	(40,469,200)
Maturity of short-term investments	—	106,046,500
Financial income received	181,109	462,933
Net cash used in investing activities	(300,150,282)	(650,211,103)
Cash flows from financing activities:
Payment of IPO costs	(3,515,267)	—
Proceeds from bank loans and bond	—	882,199,966
Bank loan repayments	(20,554,071)	(130,002,113)
Payment of loan issuance costs	(13,827,574)	(12,555,197)
Proceeds from sale of common shares	314,255,049	—
Dividends paid	—	(20,744,844)
Capital contributions	18,662,935	—
Net cash from financing activities	295,021,072	718,897,812
Effects of exchange rate changes on cash and cash equivalents	(628,385)	772,108
Increase in cash and cash equivalents	6,643,710	125,431,319
Cash and cash equivalents, beginning of the period	20,092,909	110,978,315
Cash and cash equivalents, end of the period	26,736,619	236,409,634

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before unrealized loss on swaps and foreign exchange gains. Adjusted Profit and Adjusted EPS represent earnings and earnings per share, respectively, before unrealized loss on swaps and foreign exchange gains. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, taxes, depreciation and amortization and, and in the case of Adjusted EBITDA, Adjusted Profit and Adjusted EPS, unrealized loss on swaps and foreign exchange gains, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. These non-GAAP financial measures exclude some, but not all, items that affect profit, and these measures may vary among companies. In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:
(All amounts expressed in U.S. Dollars)

	For the three months ended
	September 30, 2012	September 30, 2013
Profit for the period	2,923,994	9,161,522
Depreciation of fixed assets	3,288,480	8,393,019
Financial costs excluding gain/(loss) on swaps	2,892,817	10,462,101
Financial income	(481,265)	(102,348)
EBITDA	8,624,026	27,914,294
Unrealized loss on swaps, net	1,746,781	2,825,540
Foreign exchange gains, net	(625,791)	(554,858)
Adjusted EBITDA	9,745,016	30,184,976

Reconciliation of Adjusted Profit to Profit:

(All amounts expressed in U.S. Dollars)

	For the three months ended
	September 30, 2012	September 30, 2013
Profit for the period	2,923,994	9,161,522
Unrealized loss on swaps, net	1,746,781	2,825,540
Foreign exchange gains, net	(625,791)	(554,858)
Adjusted Profit for the period	4,044,984	11,432,204

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(All amounts expressed in U.S. Dollars)

	Three months ended
	September 30, 2012	September 30, 2013
Profit for the period attributable to owners of the Group	2,923,994	9,161,522
Weighted average number of shares outstanding, basic	62,863,166	62,863,166
EPS	0.05	0.15

Adjusted profit for the period attributable to owners of the Group	4,044,984	11,432,204
Weighted average number of shares outstanding, basic	62,863,166	62,863,166
Adjusted EPS	0.06	0.18